UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Canoo Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13803R 102

(CUSIP Number)

REMARKABLE VIEWS CONSULTANTS LTD.

4F, NO. 13-19, SEC. 6

MINQUAN E. ROAD, NEIHU DIST.

114 TAIPEI, TAIWAN

REPUBLIC OF CHINA

TELEPHONE: +866 2 7727 1280

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons Remarkable Views Consultants Ltd.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands (BVI)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 38,641,769 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 38,641,769 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,641,769 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 16.2% (3)
14.	Type of Reporting Person (see instructions) CO

(1)	This Schedule 13D is filed by Remarkable Views Consultants Ltd. (“RV”) and Victor Chu (“Mr. Chu”) (RV and Mr. Chu are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are owned by RV. Mr. Chu is the sole director of RV. Mr. Chu may be deemed to hold voting and dispositive power with respect to the shares held of record by RV.

(3)	The percentage set forth above is calculated based on 238,630,287 shares of the Issuer’s Common Stock outstanding as of November 8, 2021.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons Victor Chu
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 38,641,769 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 38,641,769 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,641,769 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 16.2% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons.

(2)	The shares are owned by RV. Mr. Chu is the sole director of RV. Mr. Chu may be deemed to hold voting and dispositive power with respect to the shares held of record by RV.

(3)	The percentage set forth above is calculated based on 238,630,287 shares of the Issuer’s Common Stock outstanding as of November 8, 2021.

Explanatory Note

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2020 and amended by Amendment No. 1 filed May 21, 2021 (the “Statement”) and is hereby amended and supplemented by this Amendment No. 2 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On December 10, 2021, AFV Partners LLC, on behalf of itself and its affiliates, exercised the option to purchase 1.2 million shares from RV, at a price of $5.83 per share, pursuant to the previously disclosed Option Agreement, dated May 18, 2021, between AFV Partners LLC and RV.

Item 5. Interest in Securities of the Issuer

Item 5(a) - (c) of the Statement is hereby amended and supplemented by adding the following:

(a)(b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
RV	38,641,769	0	38,641,769	0	38,641,769	38,641,769	16.2%
Mr. Chu (2)	0	0	38,641,769	0	38,641,769	38,641,769	16.2%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.

(2)	The shares are owned of record by RV. Mr. Chu is the sole director of RV. Mr. Chu may be deemed to hold voting and dispositive power with respect to the shares held of record by RV.

(3)	The percentage set forth above is calculated based on 238,630,287 shares of the Issuer’s Common Stock outstanding as of November 8, 2021.

(c) Except as set forth in Item 4 hereof, the Reporting Persons have not effected any transactions in the Common Stock in the sixty (60) days preceding the date of this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2021

Remarkable Views Consultants Ltd.

By:	Victor Chu, by /s/ Michael Fielkow, Attorney-in-Fact
Victor Chu, Sole Director

By:	Victor Chu, by /s/ Michael Fielkow, Attorney-in-Fact
Victor Chu

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

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